Morgan, Lewis & Bockius

19th Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

August 7, 2025

Confidential

Ms. Ta Tanisha Meadows

Ms. Joel Parker

Mr. Scott Anderegg

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ELC Group Holdings Ltd.
Response to the Staff’s Comments on Amendment No. 4 to Registration Statement on Form F-1 Filed July 25, 2025 File No. 333-285524

Dear Ms. Meadows, Ms. Parker, Mr. Anderegg and Ms. Beech:

On behalf of our client, ELC Group Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 6, 2025 on the Company’s amended registration statement on Form F-1 filed on July 25, 2025 (the “Amended Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Amendment No. 4 to Registration Statement on Form F-1

General

1.	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

In response to the Staff’s comment, the Company respectfully submits that it is relying on Instruction 2 to Item 8.A.4 and represents to the Commission that the Company is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable and would result in undue hardship for the Company. The Company has filed its representations in a letter of representation as exhibit 99.4 to the Draft Registration Statement.

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Leann Koh Bee Khee, Chief Executive Officer and Director, ELC Group Holdings Ltd.
Mitchell S. Nussbaum. Angela Dowd, Lili Taheri and Julia Aryeh, Loeb & Loeb LLP

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